AMAZONICA, CORP.

Av. Presidente Medice,120, Floor 1, Room#1

Osasco, SP 06268 Brazil

Phone: + 55 11 78374178

July 11, 2011

Ms. Sherry Haywood

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Reference: Amazonica, Corp.

       Amendment No.1 to

       Registration Statement on Form S-1

                   Filed on: June 21, 2011

                   File No. 333-174304

Dear Ms. Haywood,

We received your letter dated July 1, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No.1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 21, 2011:

Outside Front Cover Page of the Prospectus

1. As requested in comment 3 of our letter dated June 13, 2011, please move, in its entirety, the legend required by Item 501(b)(10) of Regulation S-K to the cover page of your prospectus. A significant portion of the legend still appears on the facing page of the registration statement.

We have moved the legend required by Item 501(b)(10) of Regulation S-K to the cover page of our prospectus.

2. We note the paragraph you added in response to our prior comment 1. Please also state that you are a penny stock issuer, as well as a shell company, and as such, compliance with applicable regulations may limit the market for your shares.

We have stated that we are a penny stock issuer, as well as a shell company, and as such, compliance with applicable regulations may limit the market for our shares.

3. Also in connection with prior comment 1, the disclosure added to the cover page suggests that Rule 144 is available for the resale of the securities you are offering, and that compliance with Rule 144 or further registration under the Securities Act would be necessary to resell the shares. Since these shares are being sold in a registered public offering, it does not appear that resales of the shares would have to be made under Rule 144 or in a further registered offering, unless held by affiliates. Please remove these references from your cover page and amend the section of the prospectus entitled “Future sales by existing stockholders” to include a brief discussion of resales of affiliate shares and restricted shares under Rule 144 and the requirements that you must meet before any restricted shares can be resold pursuant to the rule. For example, disclosure you add to this section should highlight the fact that once you are no longer a shell company, you must file Form 10 information reflecting your status as no longer being a shell company, and then be subject to a one-year waiting period before resales of shares can be made in reliance on Rule 144.

In response to this comment we have removed these references from our cover page and amended the section of the prospectus entitled “Future sales by existing stockholders”.

Suppliers, page 26

4. In connection with prior comment 8, please be more specific about when your obligation to purchase all of Equatorian’s products commences. Since you have executed a contract with this supplier and have not described any commencement date or conditions to be met before your obligation to purchase all of the supplier’s output begins, it is unclear why you are not currently required to purchase all of the Equatorian’s goods.

We have revised to clarify that we may purchase from Equatorian any type of the goods listed in the agreement and that we do not have an obligation to purchase product before a specific time or to purchase a minimum quantity of product.

5. Also in connection with prior comment 8, please elaborate significantly here, and as appropriate, in a risk factor, about Equatorian’s output and your obligation to purchase all of it under the Exclusive Contract. In this regard, we believe that at a minimum, you should:

· describe the volume of Brazilian hardwood flooring products that Equatorian is currently making.

· explain whether you will be required to purchase products that Equatorian is currently making and holding in anticipation of your purchase obligation commencing.

· provide some insight into the volume of products that you expect Equatorian to produce in the future.

· elaborate on whether you expect to come to any further agreement with Equatorian about the volume and specific type of product they should manufacture for you, or if you will simply be bound to purchase all of the product that Equatorian, in its discretion, determines to manufacture.

· Discuss your ability to fulfill your obligation to purchase all of Equatorian’s output under the Exclusive Contract.

We have revised to clarify that we may purchase from Equatorian any type of the goods listed in the agreement and that we do not have an obligation to purchase product before a specific time or to purchase a minimum quantity of product.

Report of Independent Registered Public Accounting Firm, page F-1

6. As previously requested, please request your independent registered public accountant to provide you with a report that opines on your results of operations and cash flows for the period from inception, June 2, 2010, to April 30, 2011, in addition to the periods then ended in the opinion paragraph. Please refer to AU Section 508 for guidance.

Our independent registered public accountant has updated his report.

Exhibit 23.1

7. As previously requested, please request your independent registered public accountant to include an acknowledgement regarding your reference to him as an expert on page 35 within the consent. As required by Item 509 of Regulation S-K, you have appropriately continued to list the independent registered public accountant as an expert in light of the report on your consolidated financial statements that has been issued and included in your Form S-1.

Our independent registered public has updated his consent.

8. Please request your independent registered public accountant to revise the reference to his report date in the consent to agree to the date of the report included in the Form S-1. Please also request that your independent registered public accountant reference your correct fiscal year end in the consent.

Our independent registered public accountant has revised the reference to his report date in the consent to agree to the date of the report included in the Form S-1. Also, our independent registered public accountant referenced our correct fiscal year end in the consent.

This letter responds to all comments contained in your letter dated June 13, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct any further comments or questions you may have to the company's legal counsel Mr. David Lubin, Esq. at:

David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, NY 11563

Tel. (516) 887-8200

Fax.  (516) 887-8250

Email: david@dlubinassociates.com

Thank you.

Sincerely,

/S/ Andre Caetano

Andre Caetano, President